EXHIBIT 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and nine months ended September 30, 2023. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is November 8, 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: future capital expenditures and requirements, and sources and timing of additional financing; the Company’s exploration activities, including the success of such exploration activities; estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the possibility of future production, capital expenditures; realization and liabilities related to unused tax benefits or flow through obligations; statements relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; that financial markets will not in the long term be materially adversely impacted by the COVID-19 pandemic, the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned activities under governmental and other applicable regulatory regimes; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, wildfires, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2022, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s registration statement on Form 40-F for the year ended December 31, 2022, and subsequent disclosure filings with the United States Securities and Exchange Commission (the “SEC”), available on SEDAR PLUS at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to Investors concerning Differences Between Canadian and United States Terminology About Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and it is likely that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would differ in some respects had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Regulation S-K 1300 and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards. As at the date of this quarterly report the Company would not have been eligible to use MJDS had the relevant calculation date for such calculation been as of the date hereof because the quoted market value of its public float is less than US$75 million. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. The Company does not currently claim any mineral reserves which require that the estimated mineral resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility studies, although they may be considered in preliminary economic analyses. Investors are cautioned that a preliminary economic assessment (“PEA”) cannot support an estimate of either “proven mineral reserves” or “probable mineral reserves” and that no feasibility studies have been completed on the Company’s mineral properties. Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws.

See the heading “Resource Category (Classification) Definitions” in the 2022 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

1.1 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Frappier-Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to all scientific and technical disclosures in this MD&A.

1.2 Impact of wildfires

Wildfires caused by lightning strikes started in the Northern and Western parts of Quebec during May 2023 which interrupted drilling operations until July 8, 2023 following the easing of Quebec’s emergency fire evacuation order.

While the disruptions resulting from the wildfires may have caused some delays in the Company’s planned goals for 2023, mainly related to an inability to conduct field programs due to the evacuation order, most of its planned activity for 2023 has been completed with over 17,000 metres drilled.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

As at September 30, 2023, the Company had two principal projects, which are 100% owned: Eau Claire in Quebec and Committee Bay in Nunavut. The Company also holds a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), with the remaining 49.978% held by Newmont Corporation (“Newmont”). Additionally, the Company holds a 23.36% (22% at November 8, 2023) equity interest in Dolly Varden Silver Corporation (Dolly Varden”), which owns the Kitsault and Homestake Ridge project in British Columbia and a 25% interest in Universal Mineral Services LTD (“UMS”), a private shared-services provider (section 8). The Company’s equity interests in Dolly Varden and UMS are accounted for as investments in associates.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

Section 3: Q3 2023 highlights and subsequent events

3.1 Corporate highlights

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On November 1, 2023 the Company received 1,237,217 Benz Mining Shares and in addition to the $1.35M in cash received during October, Benz has fulfilled their obligations in acquiring 75% of the Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects.

■	On October 13, 2023, the Company filed and received confirmation of receipt of its final base prospectus with the British Columbia Securities Commission.

■

On September 5, 2023, the Company announced that its Board of Directors has appointed Isabelle Cadieux as an Independent Director, effective immediately. Ms. Cadieux, a professional geologist, brings more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director, Investment at SIDEX, a Quebec institutional fund that finances exploration companies, including Fury, and continues to hold shares in Fury, where she served from 2001 until 2023. Her mineral exploration experience across Canada and abroad, includes positions with AGIP (1980-1983 in Saskatchewan), AREVA (1988-1992 in Quebec, Ontario, and the Northwest Territories), and Channel Resources (1996-1999 in Burkina Faso) and covers a wide range of ore deposit types and mineral commodities, in particular gold, copper, and uranium. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa.

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On August 16, 2023 the Company signed an agreement whereby it extinguished any rights to certain claims optioned to Canadian Mining House earlier in 2023. The Company received 650,000 Q2 Metals Corp shares in return as compensation.

3.2 Operational highlights

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On November 6, 2023 the Company announced results for the first five 2023 core drill holes from the Percival Main prospect. Drill hole 23KP-015 targeted a 70 meter (m) step out from the 2022 drilling on the eastern flank of the known Percival Main mineralization and intercepted 279 g/t Au over 1.5 m, 5.0m of 2.68 g/t gold and 7.5m of 2.31 g/t gold. Drill hole 23KP-015 is on the easternmost section completed to date at Percival Main which remains open in all directions. Three drill holes targeted the westerly continuation of the high-grade intercept reported from drill hole 22KP-008. These drill holes intercepted 22.5m of 0.52 g/t gold from 23KP-009; 19.5m of 0.66 g/t gold from 23KP-010 and; 52.5m of 0.34 g/t gold from 23KP-011. Results for a single hole testing the easterly continuation of the same 2022 intercept encountered additional broad zones of mineralization including 48.5m of 0.86 g/t gold, 16.5m of 1.42 g/t gold, including 11.55 g/t gold over 1.5m, and 14m of 1.09 g/t gold from 23KP-012

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On October 3, 2023, the Company reported the results for an additional two infill core drill holes from the Hinge Target at the Eau Claire Project. The 2023 drill program continues to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration including 3.5 metres (m) of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. The two drill holes represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continue to exhibit the overall strength of the mineralized system within the Hinge Target.

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On August 3, 2023 Fury announced results for the first three 2023 core drill holes at the high-grade Eau Claire gold project. The 2023 drill program to date has focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole including 5.0 metres (m) of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts include 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au.

■	On July 10, 2023 the Company announced its 2023 summer exploration program, which had been interrupted since June 5, 2023 due to a governmental emergency fire evacuation order, would restart.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 4: Projects overview

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral exploration guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible exploration and mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and Indigenous and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural competency development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

■	the provision of jobs and training programs

■	contracting opportunities

■	capacity funding for Indigenous engagement

■	sponsorship of community events

■	supporting professional development opportunities, building cultural and community intelligence capacity for staff, executives and directors.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative business opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

During the quarter ended September 30, 2023, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that provides third-party certification of environmental, social and economic practices. Additionally, during the quarter, the Company completed submittal for annual update of environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining and exploration companies to track their ESG progress and achievements. The updated 2023 submittal returned an overall score of BB with a range of CC to AA broken down into a corporate score of BBB with a range of BB to A and a project score of BB with a range of CC to A for the Eau Claire project and a score of BB with a range of CCC to AA for the Committee Bay project.

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This includes a 50.022% joint venture interest in the ESJV, of which Fury Gold is the operator. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining now own a 75% interest in those properties, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. The Radisson project is under option to Ophir Gold Corp. (“Ophir”) whereby Ophir can earn a 100% interest in the project, subject to certain option payments being met (section 6.3).

4.2.1 Eau Claire

The Eau Claire Project comprises 446 claims, totaling 23,284 hectares(ha). Located in 1:50,000 scale NTS map sheets 33B04 and 33B05, approximately 320 km northwest of the town of Chibougamau and 800 km north of Montreal. The property is accessible, year-round, by the Route du Nord and is located 100 km north of Nemaska, serviced by commercial flights twice per week. The centre of the property is located at approximately 75.78 degrees longitude west and 52.22 degrees latitude north.

The Eau Claire Project is north of the 52nd parallel (52ºN) and as such is subject to the provisions of the James Bay and Northern Quebec Agreement (1975), and the Paix des Braves Agreement (2002). The Eau Claire Project falls within the Eeyou Istchee Territory of the Eastmain Cree First Nation, including trap line VC36 held by Dr. Ted Moses as the Cree Tallyman, and on Category III lands, as established under the James Bay and Northern Quebec Agreement.

The Eau Claire Project is located in the La Grande volcanic subprovince (2800 to 2738 Ma), east the Opinaca metasedimentary subprovince (2703 to 2674 Ma) and lies within the Eastmain Greenstone Belt (2752 to 2696 Ma). The Eau Claire gold deposit and the Percival prospect occur within a few kilometres of the Cannard Deformation Zone, a crustal scale structural break and is hosted in the Natel Formation (2739 to 2720 Ma), which is made up of komatiites, komatiitic basalt, massive to pillowed basaltic and andesitic flows of tholeiitic affinity (magnesian tholeiites and iron tholeiites), with interbedded sequences of mudstone, wacke and iron formation.

The majority of the gold mineralization identified to date at Eau Claire occurs as stacked late quartz tourmaline veining (VQTL) within interbedded mafic volcanics and volcaniclastic sequences proximal to regional D2 shear zones. Gold mineralization also occurs within altered host rock without veining occurring as centimetre to several metre wide tourmaline-actinolite ± biotite ± calcite replacement zones around vein selvages. A third style of gold mineralization recently identified in silicified breccias and quartz veins hosted in sediments and volcanic rocks proximal to iron formation on the eastern side of the Eau Claire Project. Eau Claire hosts over 12 showings, the most advanced being the Eau Claire deposit and the Percival prospect.

Since acquiring the Eau Claire Project in October 2020, Fury has initiated systematic exploration programs consisting of geological mapping, biogeochemical sampling, reinterpretation of historical geophysical data, ground based geophysical studies and diamond drilling. Drilling has focussed on exploring for extensions to the known gold mineralization at the Eau Claire deposit, as well as at the Snake Lake and Percival prospects. Large step out drilling in 2022 increased the mineralized footprint of the Eau Claire deposit by over 450m to the west. At Percival Fury intercepted 13.5 metres (m) of 8.05 g/t gold (Au) outlining a 500x100x300m zone of gold mineralization. At this time the 2020-2023 drilling is still ongoing and is not considered in the current Mineral Resources estimate.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

The goals of the 2023 exploration program are 1) continued expansion of the Hinge Target immediately west of the high-grade Eau Claire resource; 2) following up on the 2022 success at the Percival Prospect 14km to the east of Eau Claire; and 3) advancing several early-stage exploration targets along the Cannard Deformation Zone to the drill ready stage. This work is projected to cost between $8,000-$9,000.

Western Hinge Target: Fury’s updated geological interpretation of the controls on mineralization within the Eau Claire resource and focus on the fold geometry at the Hinge Target in 2022 resulted in an increase of over 25% to the mineralized footprint. The mineralized system remains open in all directions and returned intercepts as high as 4m of 5.75 grams per tonne (“g/t”) gold; 1m of 21.4 g/t gold; 3.5m of 5.86 g/t gold and 1.5m of 22.77 g/t gold. The 2023 exploration program at the Hinge Target has focused on on tightening up the drill spacing to 70-80m to provide additional confidence to the geological model.

Percival Prospect: The Percival gold mineralization is currently defined by a 500m by 100m footprint with high-grade gold intercepted to 300m below surface. Percival drilling highlights include up to 13.5m of 8.05 g/t gold; 7.5m of 4.38 g/t gold and 9.5m of 2.73 g/t gold. The 2023 exploration program at Percival focussed on western and down dip extensions of the high-grade gold mineralization hosted within a steeply west plunging fold hinge as well as testing two geochemical and geophysical targets to the east of Percival.

Cannard Deformation Zone Pipeline Targets: The Cannard Deformation Zone exhibits a regional control on the distribution of known gold occurrences along its >100km mapped extent, most notably Fury’s high-grade Eau Claire resource and the Percival Prospect. The 2023 exploration program focused on advancing several known gold and multi-element geochemical anomalies to the drill ready stage through systematic disciplined exploration. The anomalies are located within or proximal to the Cannard Deformation Zone along the Percival trend and the southern portion of the Lac Clarkie project.

Results from 5 drill holes at the Western Hinge target have been released. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration including 3.5 metres (m) of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. These results continue to highlight the importance of the Hinge Target to the overall expansion of the Eau Claire Deposit to the west.

The Company expects to incur approximately $260 in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2023.

Eau Claire resource estimate technical report

The Eau Claire resource estimation was authored by Mr. Frappier-Rivard, Exploration Manager of the Company, and Mr. Maxime Dupéré, Geologist of SGS Geological Services. (see the Technical Report on the Eau Claire Project, Quebec, Canada, filed on SEDAR+ with an effective date of August 30, 2023).

4.2.2 ESJV

Fury Gold owns a 50.022% interest in the ESJV project and is the operator of the joint venture. The remaining 49.978% interest is held by Goldcorp Canada Ltd., a wholly owned subsidiary of Newmont.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Joint Venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold; 6.0m of 49.50 g/t gold including 1.0m of 294 g/t gold and 23.8m of 3.08 g/t gold including 1.5m of 27.80 g/t gold. The Company is currently focussing 100% of its exploration activities at Eau Claire while continuing to discuss the next step at ESJV with its partner.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

4.3 Nunavut

Committee Bay and Gibson MacQuoid

The Committee Bay Project comprises 156 claims and 57 crown leases, totalling 254,933.10 hectares (ha). located in 1:250,000 scale NTS map sheets 56J, 56K, 59O and 56P, approximately 430 km northwest of the town of Rankin Inlet. The Committee Bay Project is accessible only by air.

The Committee Bay Project area is underlain by Archean and Proterozoic rocks extensively covered by Quaternary glacial drift in the northern part of the Churchill Structural Province (Heywood and Schau, 1978). The focus of gold exploration in the area has been the granite-greenstone terrane of the Archean Prince Albert group (PAg).

The Committee Bay area comprises three distinct Archean-aged subdomains including the PAg, Northern Migmatite subdomains and the Walker Lake intrusive complex. The PAg subdomain contains abundant supracrustal rocks of the lower and middle Prince Albert group. The lower PAg comprises basalts, komatiites and 2732 Ma rhyolite while the middle PAg consists of a sequence of iron formation, psammite, semipelite and <2722 Ma quartzite. The middle PAg is overlain by a 2711 Ma dacite while both the lower and middle PAg were cut by 2718 Ma synvolcanic intrusions and post-volcanic intrusions aged 2610 to 2585 Ma.

The majority of the gold mineralization identified to date within the Committee Bay Greenstone Belt (CBGB) is hosted in silicate, oxide, and/or sulphide facies iron formation. Gold mineralization has also been identified in shear hosted quartz veins in sediments and volcanic rocks throughout the belt. The CBGB hosts over 40 showings, the most advanced being the Three Bluffs deposit.

Since acquiring the Committee Bay Project in 2015, the Company has initiated a comprehensive exploration program consisting of geological mapping, till sampling, aerial drone imagery, a combined airborne magnetic gradiometer and electromagnetic survey, and rotary air blast (RAB) and diamond drilling. In 2021 Fury intercepted 10m of 13.93 g/t Au within a crenulated meta-sediment 120m outside of the defined Three Bluffs resource.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 47 mineral claims that make up the project encompass approximately 120km of strike length of the prospective greenstone belt and total 54,531 hectares collectively.

The Company did not undertake a 2023 exploration program in Nunavut in order to focus available resources in Quebec.

The Company expects to incur approximately $230 in annual project maintenance costs in 2023, including certain mineral claims payments, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Mr. Bryan Atkinson, P.Geo, the Senior Vice President Exploration of the Company, and Mr. Andrew Turner, P.Geol., Principal of APEX Geoscience Ltd. (APEX). (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, filed on SEDAR+ dated September 11, 2023).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

Section 5: Review of quarterly financial information

Three months ended:	Interest income	Net loss (earnings)	Comprehensive loss (income)	Loss (earnings) per share ($/share)

September 30, 2023	$162	$6,650	$6,649	$0.05
June 30, 2023	$188	$3,293	$3,296	$0.02
March 31, 2023	121	2,661	2,662	0.02
December 31, 2022	112	2,871	2,872	0.03
September 30, 2022	67	12,280	12,282	0.09
June 30, 2022	45	5,577	5,577	0.04
March 31, 2022	4	(45,636)	(45,636)	(0.36)
December 31, 2021	3	298	298	0.00

5.1 Three months ended September 30, 2023 compared to three months ended September 30, 2022

During the three months ended September 30, 2023, the Company reported net loss of $6,650 and loss per share of $0.05 compared to $12,280 and loss per share of $0.09 for the three months ended September 30, 2022. The significant drivers of net loss were as follows:

Operating expenses

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Exploration and evaluation costs increased slightly to $3,839 for the three months ended September 30, 2023 compared to $3,785 for the three months ended September 30, 2022. The increase is a result of additional drilling completed in Q3 2023 in comparison to 2022 to account for the time lost due to the fire evacuation order in Q2;

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Fees, salaries, and other employment benefits decreased to $445 for the three months ended September 30, 2023 compared to $560 for the three months ended September 30, 2022. The decrease in costs resulted from higher share-based compensation expense which was $234 for the three months ended September 30, 2022 as compared to only $135 for the comparative period, and a lower headcount in 2023; and

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Legal and professional fees increased to $365 for the three months ended September 30, 2023 compared to $88 for the three months ended September 30, 2022. The increased costs in 2023 compared to 2022 were exclusively due to the various preparation and professional fees associated with the base shelf prospectus that was filed in October 2023;

Other expenses (income), net

■	Net loss from associates of $3,200 primarily comprising the Company’s share of net losses of Dolly Varden, compared to $3,328 for the three months ended September 30, 2022;

■

Impairment expense has decreased to $nil for the three months ended September 30, 2023 compared to $5,492 for the three months ended September 30, 2022. The impairment in Q3 2022 was due to an impairment at the time of assets held for sale;

■

Net gain on disposition of mineral interests of $468 for the three months ended September 30, 2023 compared to $nil, which was due to the royalty extinguishment agreement finalized during the three months ended September 30, 2023; and

■

Interest income has increased to $162 for the three months ended September 30, 2023 compared to $67 for the three months ended September 30, 2022. This increase is due to the higher average cash at hand available during the three months ended September 30, 2023 compared to the comparative period and higher average interest rates.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

5.2 Nine months ended September 30, 2023 compared to nine months ended September 30, 2022

During the nine months ended September 30, 2023, the Company reported net loss of $12,606 and loss per share of $0.09 compared to net earnings of $27,779 and earnings per share of $0.21 for the nine months ended September 30, 2022. The significant drivers of changes from net income to net loss were as follows:

Operating expenses:

■

Exploration and evaluation costs decreased to $6,528 for the nine months ended September 30, 2023 compared to $7,871 for the nine months ended September 30, 2022. The decrease resulted from the 2022 drilling campaign commencing in April, with the first three months of 2022 primarily focused on geophysical surveying; in comparison the 2023 drilling campaign which also started in April had to shut down for a month at the start of June 2023 due to the forest fire evacuation orders and only restarted in the middle of July;

■

Fees, salaries, and other employment benefits decreased to $1,842 for the nine months ended September 30, 2023 compared to $2,302 for the nine months ended September 30, 2022. The decrease in costs resulted from lower share-based compensation expense which was $1,034 for the first nine months of 2022 as compared to $770 for the comparative 2023 period, bonusses paid in May 2022 compared to no bonuses in 2023, in addition to a lower headcount in 2023;

■

Legal and professional fees decreased to $620 for the nine months ended September 30, 2023 compared to $702 for the nine months ended September 30, 2022. The higher costs in the comparative period were primarily due to the preparation costs incurred in respect of a cancelled public financing in the first quarter of 2022 in favour of financing via a non-brokered private placement which was finalized in April 2022 compared to the lower cost of preparing a prospectus in 2023; and

■

Marketing and investor relations costs decreased to $555 for the nine months ended September 30, 2023 compared to $718 for the nine months ended September 30, 2022. The decrease in costs was due to a reduction in marketing campaigns undertaken in the first nine months of 2023 as compared to the first nine months of 2022 which saw significant marketing activity in the second quarter of 2022.

Other income, net:

■

A net gain of $468 for the three months ended September 30, 2023, compared to a net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden for the nine months ended September 30, 2022. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs;

■	Net loss from associates of $5,334 comprising the Company’s share of net losses of Dolly Varden and UMS compared to $5,218 for the nine months ended September 30, 2022; and

■

Amortization of flow-through share premium of $2,222 for the nine months ended September 30, 2023 as compared to $2,890 for the nine months ended September 30, 2022, reflecting the lower exploration activity at Eau Claire compared to 2022 in addition to new flow-through shares only being issued at the end of the first quarter of 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

Section 6: Financial position, liquidity, and capital resources

	September 30 2023	December 31 2022
Cash	$10,088	$10,309
Restricted cash	144	144
Marketable securities	1,673	582
Other assets	2,395	1,944
Mineral property interests	144,140	145,190
Investments in associates	37,096	42,430
Current liabilities	4,172	1,308
Non-current liabilities	4,114	4,498
Working capital surplus (1)	9,212	10,554
Accumulated deficit	144,447	131,841

(1) defined as total current assets less total current liabilities

	Three months ended September 30		Nine months ended September 30
Cash flows from continuing operations:	2023	2022	2023	2022
Cash (used in) operating activities	(4,281)	(5,132)	(8,721)	(11,223)
Cash (used in) provided by investing activities	472	(1,214)	832	3,224
Cash (used in) provided by financing activities	(134)	(52)	7,671	10,703

6.1 Cash flows

Operating activities:

■

During the three months ended September 30, 2023, the Company used cash of $4,281 in operating activities compared to $5,132 in the same period in 2022. The cash outflow for the current period was lower primarily due to the changes in non-cash working capital through the maximization of trade payable terms.

■

During the nine months ended September 30, 2023, the Company used cash of $8,721 in operating activities compared to $11,223 during the nine months ended September 30, 2022. The cash outflow was lower in 2023 due to the lower year to date exploration spend caused by the shutdown of our Quebec site during June and a reduction in corporate costs throughout with a lower headcount and lower spend on marketing and professional fees.

Investing activities:

■

During the three months ended September 30, 2023, the Company provided cash from investing activities of $472, representing interest received on cash deposits and the disposition of certain marketable securities. During the three months ended September 30, 2022, the Company used cash in investing activities of $1,214 primarily representing the addition of mineral properties.

■

During the nine months ended September 30, 2023, the Company generated cash from investing activities of $832, representing interest received on cash deposits and the disposal of marketable securities. During the nine months ended September 30, 2022, the Company generated cash from investing activities of $3,224 primarily representing the cash proceeds, net of transaction costs, arising from the Dolly Varden transaction.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

Financing activities:

■

For the three months ended September 30, 2023, the Company used cash through financing activities of $134, primarily due to lease payments made and issuance costs related to the Q1 financing. For the three months ended September 30, 2022, the Company used cash through financing activities of $52 due to lease payments made.

■

For the nine months ended September 30, 2023, cash provided by financing activities of $7,671, primarily represented the net proceeds received in respect of a flow through common share (section 6.4) offering which was completed in March 2023. For the nine months ended September 30, 2022, cash provided by financing activities of $10,703, primarily represented the net proceeds received in respect of the April 2022 financing.

6.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at September 30, 2023, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2023
Accounts payable and accrued liabilities	$2,351	$-	$-	$2,351
Flow-through obligation	-	3,750	-	3,750
Undiscounted lease payments	189	111	-	300
Total	$2,540	$3,861	$-	$6,401

During the nine months ended September 30, 2023, the Company entered into a drilling services contract for the 2023 exploration program. The Company has committed to a minimum 6,000 metre drilling program, and as at September 30, 2023, 13,262 metres had been drilled. The Company also entered a helicopter service agreement in May 2023 with a minimum length of 120 days, starting on June 1, 2023.

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $53 and $278 were made during the three and nine months ended September 30, 2023, in respect of these mineral claims.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 8.

6.3 Summary of mineral property interests

	Quebec	Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(675)	-	(675)
Change in estimate of provision for site reclamation and closure	(155)	(220)	(375)
Balance at September 30, 2023	$124,826	$19,314	$144,140

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company shall retain a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair market value of $625, was received upon closing. The fair market value of the common shares received reflected the closing share price of Ophir Gold on date of closing. These common shares have been classified as marketable securities. Further option payments are due on the next three anniversary dates of January 25, comprising cash payments totalling $325 and issuance of 2,500,000 additional common shares.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

6.4 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

March 2023 financing

In March 2023, the Company issued 6,076,500 flow-through shares for gross proceeds of $8,750 (“March 2023 Offering”). Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares, issued at $1.44 per share	6,076,500	$8,750
Less: flow-through share premium liability	-	(3,889)
Cash share issue costs	-	(912)
Proceeds, net of share issue costs	6,076,500	$3,949

The proceeds of the March 2023 Offering will be used towards the Company’s 2023 exploration program in Quebec, with a planned drilling program targeting 15,000m 20,000m in 2023 and a total projected cost of $8,700. Drilling of 13,200m was completed during the first nine months of 2023. Inflation of costs during 2023 and 2022 has been in line with managements expectation and Company’s budget and has related mainly to camp costs (food) and fuel. Per metre drill contractor costs have remained relatively stable.

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Share issue costs totaled $136. Proceeds from the Private Placement were used to fund the planned 15,000m drilling target announced at the Company’s Eau Claire project in Quebec finishing 2022 with 17,700m drilled.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

Reconciliation of Use of funds of 2022-2023 Fundings

	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Eau Claire Exploration	(2,491)	(3,605)	(1,172)	-	(1,620)	(3,661)
G&A expenditures	(1,482)	(707)	(1,407)	-	-	-
Total	(3,973)	(4,312)	(2,579)	-	(1,620)	(3,661)
Amount raised	10,864	-	-	7,926	-	-
2022 remaining to be spent	6,891	2,579	-	-	-	-
2023 remaining to be spent				7,926	6,306	2,645

Exercise of share options and warrants

During the three months ended September 30, 2023, there were no exercises of share options and warrants.

As at September 30, 2023, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	6,927,906	0.91	3.71	5,016,193	0.94	3.52
$1.00 – $1.95	893,609	1.79	1.45	893,609	1.79	1.45
$2.05 – $3.00	2,135,000	2.05	2.06	2,135,000	2.05	2.06
	9,956,515	1.23	3.15	8,044,802	1.33	2.90

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

As at November 8, 2023, there were 9,956,515 and 7,461,450 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.23 and $1.20, respectively.

Capital structure

Authorized: Unlimited common shares without par value.Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at September 30, 2023: 145,547,450

Number of common shares issued and outstanding as at November 8, 2023:  145,547,450

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

Section 7: Financial risk summary

As at September 30, 2023, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2023.

Section 8: Related party transactions and balances

8.1 UMS:

The Company owns 25% of UMS with the other 75% owned by three other mineral exploration companies. UMS is the private Company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. Many of the Company’s key personnel are directly employed by UMS and seconded to the Company and other members of the group.

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Exploration and evaluation costs	$131	$129	$713	$432
General and administration	123	171	584	527
Total transactions for the period	$254	$300	$1,297	$959

The outstanding balance owing at September 30, 2023, was $83 (December 31, 2022 – $240) which is included in accounts payable and accrued liabilities.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at September 30, 2023, the Company expects to incur approximately $398 in respect of its share of future rental expense of UMS for the remaining 7.75 years.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $293 for the nine months ended September 30, 2023 in respect of share options issued to UMS employees (September 30, 2022 - $408).

8.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer. The remuneration of the Company’s key management personnel was as follows:

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Executives (a)
Tim Clark	$106	$102	$336	$345
Michael Henrichsen	-	11	22	159
Lynsey Sherry	-	62	137	284
Ivan Bebek	-	-	-	40
Bryan Atkinson	56	54	175	178
Phil van Staden	34	-	37	-
	196	229	708	1,006
Directors
Jeffrey Mason	$11	$14	$50	$42
Steve Cook	16	14	47	43
Michael Hoffman	11	11	34	33
Alison Saga Williams	11	11	34	32
Brian Christie	21	-	41	-
Isabelle Cadieux	3	-	3	-
	73	50	209	150

Share-based payments	119	192	682	935
Total	$388	$471	$1,599	$2,091

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Section 9: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and nine months ended September 30, 2023, the Company applied the material accounting policy information and critical accounting estimates and judgements disclosed in notes 3 and 5, respectively, of its consolidated financial statements for the year ended December 31, 2022.

Application of new and revised accounting standards

On May 7, 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. The adoption of the new standard did not impact the financial statements of the Company.

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements). The amendments help companies provide useful accounting policy disclosures. The adoption of the new standard did not impact the financial statements of the Company.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2023. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Section 10: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.  As of December 31, 2022, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2022. No changes have occurred in the Company’s DC&P during the nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■ pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■ provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■ provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2022, the Company's ICFR was effective. No changes have occurred in the Company’s ICFR during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. (“Tim”) Clark”

Forrester A. (“Tim”) Clark

Chief Executive Officer

November 8, 2023

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18